Filed Pursuant to Rule 433
 Registration No. 333-208110
June 19, 2017

The following information is a Summary of Material Modifications/Notice of Changes to certain plan provisions under the LNL Agents'401(k) Savings Plan ("Plan"). For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus.  Additionally, you may log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Service Center at 800-234-3500 for more information.

Pensionable Earnings

Effective June 9, 2017, the definition of Pensionable Earnings will read as follows:

Pensionable Earnings are defined as all first year and renewal commissions paid to you during the Plan year for proprietary life insurance, annuity and retirement plan services products while you have a contract with us.  Pensionable Earnings also include the following items*:

♦	production bonuses;
♦	agent or sales manager subsidies;
♦	training allowances;
♦	overrides;
♦	service fees; and
♦	amounts not included in gross income under a cafeteria plan as described under Internal Revenue Code ("Code") section 125 and elective deferrals under a cash or deferred arrangement under Code section 402(e)(3);

Pensionable Earnings exclude the following items*:

○	commissions or fees from the sale of non-proprietary products;
○	compensation paid under a broker contract;
○	amounts deferred under a non-qualified deferred compensation plan under Code section 409A;
○	company contributions or credits (including matches) made under other plans;
○	prize awards;
○	moving expenses;
○	retired agent bonuses;
○	agency expense allowances;
○	commissions or fees paid by the Company's group protection business;
○	commissions or fees paid by Lincoln Financial Securities Corporation (formerly known as Jefferson Pilot Securities Corporation) or any of its affiliates;
○	commissions or fees paid with respect to policies issued by any other insurance company where LNC assumed insurance obligations;
○	commissions or fees under the permanent fixed life and annuity program;
○	expenses charged, paid, or reimbursed relating to conventions, sales meetings, or similar events; and
○
commissions or fees paid during the Plan Year related to qualified fixed indexed annuity, qualified variable annuity and qualified retirement transactions placed after June 9, 2017, and transition payments made by the Company's retirement plan services business unit after June 9, 2017 (AG2K and NYAG contract holders only).

* Not all of the items of compensation enumerated above (either included or excluded from Pensionable Earnings) are applicable to every Participant.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

**********

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Service Center at 800-234-3500.